UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Valicert, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

91915Q105

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph (Yosi) Amram

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,782,812 (1) 6. Shared Voting Power 273,183 (2) 7. Sole Dispositive Power 1,782,812 (1) 8. Shared Dispositive Power 273,183 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,055,995

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 7.9%

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 422,665 shares subject to options and 156,354 shares from warrants that are vested and exercisable within 60 days of December 31, 2002.

(2)	Represents shares held in trust.

Item 1(a)	Name of Issuer:

Valicert, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1215 Terra Bella Avenue, Mountain View, CA 94043

Item 2(a)	Name of Person Filing:

Joseph (Yosi) Amram

Item 2(b)	Address of Principal Business Office, or, if none, Residence:

1215 Terra Bella Avenue, Mountain View, CA 94043

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)	CUSIP Number:

91915Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,055,995

(b) Percent of class: 7.9%

(c) Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote 1,782,812 (1)

(ii)      Shared power to vote or to direct the vote 273,183 (2)

(iii)     Sole power to dispose or to direct the disposition of 1,782,812 (1)

(iv)     Shared power to dispose or to direct the disposition of 273,183, (2)

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

(1)	Includes 422,665 shares subject to options and 156,354 shares from warrants that are vested and exercisable within 60 days of December 31, 2002.

(2)	Represents shares held in trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

/S/ JOSEPH (YOSI) AMRAM

Joseph (Yosi) Amram

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)